The Olsten Financial Alert Fund
                 Form N-SAR Report for the Period Ended 02/29/00

         The Fund issued a second class of shares, Adviser Class Shares, and renamed the initial class as Class C shares on September 1, 1999. The Adviser Class Shares were initially sold on September 21, 1999.
         The beneficial interest in the Trust is divided into an unlimited number of shares, with a par value of $0.001 per share. The Board of Trustees is empowered under the Trust's Agreement and Declaration of Trust to authorize the division of shares into separate series and the division of series into separate classes of shares without shareholder approval. Pursuant to this authority, the Board established and designated the Olstein Financial Alert Fund series of shares, and further divided such series into Adviser Class and Class C shares.
         When issued, all shares will be fully paid and nonassessable and will be redeemable and freely transferable. All shares have equal voting rights, except that shares of each class have sole voting rights with respect to matters that only affect the holders of that class, such as the right to vote on issues associated with the Rule 12b-1 Plan for the class. Shares can be issued as full or fractional shares. A fractional share has proportionally the same rights and privileges as a full share. The shares possess no preemptive or conversion rights. Each share may be freely retained or disposed of according to the purchase and redemption requirements of the Fund.
         The assets of the Trust held with respect to each series shall be charged with the liabilities of the Trust with respect to that series. All expenses, costs, charges and reserves attributable to the series, and any general liabilities of the Trust which are not readily identifiable as being held in respect of a series, shall be allocated and charged by the Trustees to any one or more series as the Trustees deem fair and equitable. Each allocation of liabilities shall be binding on the shareholders of the series in absence of manifest error.
     The Trustees have full discretion to determine which items shall be treated as income and which items as capital in dividend or distribution payments.